[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

January 26, 2006

VIA FEDEX AND EDGAR

Re:             Accellent Inc.

Registration Statement on Form S-4

File No. 333-130470

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller

Dear Mr. Buchmiller:

On behalf of Accellent Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of its 10-1/2% Senior Subordinated Exchange Notes due 2013 and Guarantees of 10-1/2% Senior Subordinated Exchange Notes due 2013, marked to show changes from the Registration Statement as filed on December 19, 2005.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 13, 2005, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Prospectus Cover Page

1.                                       We note your statement on the cover page that a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act by making the indicated acknowledgment. If you elect to retain this statement on the cover page, please also disclose on the cover page that any broker-dealer who holds notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes pursuant to the exchange offer, may be an “underwriter” within the meaning of the Securities Act, consistent with our position stated in Shearman & Sterling (available July 2, 1993).

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1.

2.                                       Please disclose on the cover page that both the old notes and the exchange notes are fully and unconditionally guaranteed by your domestic subsidiaries, briefly describe the guarantees, and disclose that the guarantors are each jointly and severally liable.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1.

Industry Market Data, page ii; and Disclosure Regarding Forward-Looking Statements, page iii

3.                                       Please relocate these sections so that they do not appear before the “Summary” and “Risk Factors” sections.

In response to the Staff’s comment, the Company has relocated the Industry Market Data section to page 1 of Amendment No. 1 and the Disclosure Regarding Forward-Looking Statements section to page 34 of Amendment No. 1.

Industry and Market Data, page ii

4.                                       Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also please tell us whether the sources of the cited data have consented to your use of their names and data.

In response to the Staff’s comment, the Company is providing supplementally a copy of the industry report prepared by the Millennium Research Group, which is cited in the prospectus.  The Company also has clearly marked the sections that support the data included in the prospectus and the page number of the prospectus where such data has been used.

As noted in the Company’s response to comment 5 below, the Company is providing supplementally the consent from the Millennium Research Group.

5.                                       Please file the consent of those who provided data that you commissioned for use in your registration statement.

In response to the Staff’s comment, the Company is providing supplementally the consent from the Millennium Research Group.  The Company respectfully advises the Staff that the Millennium Research Group report cited in the Registration Statement is publicly available for purchase and was not prepared specifically for this filing.  The Company funded but is not otherwise affiliated with this report.  In addition, the report was not prepared or certified for use in connection with the Registration Statement, nor has the Millennium Research Group certified any portion of the Registration Statement.  Accordingly, the Company respectfully submits that it is not required to file a consent under Rule 436 of Regulation C or Section 7 of the Securities Act.

Summary

6.                                       If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims. For example, but without limitation, you indicate in the summary and other parts of your prospectus that you are “the largest provider of outsourced precision manufacturing and engineering services to the medical device industry,” are “approximately two to three times as large as our nearest director competitors” and are “considered a preferred strategic supplier to a majority of [y]our top ten customers and often become the sole supplier of manufacturing and engineering services for a significant portion of the products we provide to our customers.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 44, 69 and 74 of Amendment No. 1.

The Company respectfully advises the Staff that the claim, “the largest provider of outsourced precision manufacturing and engineering services to the medical device industry,” is based on a market share comparison prepared by the Millennium Research Group.  The support for this claim appears on pages 15 and 16 of the Millennium Research Group report, which is being provided supplementally as noted in the Company’s response to comment 4 above.

The claim, “approximately two to three times as large as our nearest director competitors,” is based on a fiscal year 2004 revenue comparison with Symmetry Medical Inc., which the Company considers its nearest direct competitor in terms of the Company’s target markets (i.e., the cardiology, endoscopy and orthopaedics markets).  The Company obtained Symmetry Medical Inc.’s revenue figures from its publicly available Form 10-K for the fiscal year ended January 1, 2005.  In addition, the Company has revised its disclosure to clarify that this claim is based upon its belief.

The claim, “considered a preferred strategic supplier to a majority of our top ten customers and often become the sole supplier of manufacturing and engineering services for a significant portion of the products we provide to our customers,” is based on the Company’s discussions with its top ten customers.  Accordingly, the Company has revised its disclosure to clarify that this claim is based upon its belief.

7.                                       Please provide independent and objective support for the statements you make in the summary, including without limitation, that “the medical device industry enjoys favorable industry dynamics, with healthy profitability accompanied by projected revenue growth in your key market segments of approximately 11% annually from 2004 through 2009” and that “[t]he outsourcing opportunities for [the cardiology, endoscopy and orthopaedics markets] are expected to grow at 14.4% from $4.0 billion in 2004 to $7.9 billion in 2009.”

In response to the Staff’s comment, the Company respectfully advises the Staff that the support for these statements appears on pages 1, 3, 6 of the Millennium Research Group report, which is being provided supplementally as noted in the Company’s response to comment 4 above.  In addition, the Company has revised the disclosure on pages 2 and 70 of Amendment No. 1 to indicate the source of the statements.

8.                                       The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 4 and 5 of Amendment No. 1.

The Transactions, page 5

9.                                       We note your disclosure that in connection with the transactions that certain members of your management rolled over approximately $30 million of additional equity. Please revise your disclosure to clarify which members of your management you are referring to and specify with greater clarity how they rolled over the additional equity. For example, please clarify whether management invested new funds in the company in exchange for equity or exchanged old securities for new securities. Also, please balance your disclosure in this regard by indicating the $16.7 million in cash bonuses that were paid out to your employees upon consummation of the merger and, if true, that the equity positions currently held by your named executive officers are in the form of options.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6 and 96 of Amendment No. 1.

Risk Factors, page 18

10.                                 Please revise the second and third italicized sentences of your introduction to your “Risk Factors” section, and the second sentence of the introduction to your “Management’s Discussion and Analysis” section to eliminate the implication that that you have not described all material risks in your “Risk Factors” section, and revise your risk factors as necessary to include a discussion of all material risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 44 of Amendment No. 1.  The Company confirms that it has described all material risks in the “Risk Factors” section.

11.                                 You indicate that a significant portion of your growth has been derived from your recent acquisitions and that many medical device companies are consolidating to create new companies with greater market power. Given that your current debt facilities place restrictions on your ability to make future acquisitions, please describe any material risks to your business, operating results, financial condition or prospects that may result from such restrictions.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1.

Risks Related to Our Indebtedness and the Exchange Note, page 18

12.                                 Include a risk factor discussing the risks to investors associated with the fact that you may optionally redeem the notes as described under “Optional Redemption” commencing on page 115.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1.

Management’s Discussion and Analysis, page 41

Results of Operations, page 44

13.                                 In your results of operations section, you refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due “primarily” to certain factors. See Section 111.D of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure throughout the results of operations section to quantify the material items impacting results over the reported periods.  Factors that did not materially impact results of operations have been removed, and factors that were not previously quantified have now been quantified. Use of the phrase “primarily due to” has been removed to prevent any misunderstanding over whether or not all material factors have been disclosed.

14.                                 Please revise to disclose the actions taken under your “lean” manufacturing cost reduction program and quantify the known or expected savings, if material, in connection with that program.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.  The Company respectfully advises the Staff that it has not experienced material reductions in operating costs from Lean Process Excellence as of September 30, 2005.  Accordingly, no additional disclosure has been presented under the Results of Operations section.

Nine Months ended September 30, 2005 compared to Nine Months ended September 30, 2004 page 44

Net Sales, page 44

15.                                 We see from page 24 that Boston Scientific is currently transferring a number of products currently assembled by you to its own assembly operation. We also note that Boston Scientific accounts for more than 10% of your sales. Please revise your disclosure to discuss the impact, if any, of the reduction of Boston Scientific products on your results of operations for the nine months ended September 30, 2005.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

Capital Expenditures, page 52

16.                                 Please update your disclosure with regard to your capital expenditures. Please quantify the restrictions on your capital expenditures contained in the senior secured credit facility.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 1.

Management, page 82

17.                                 Provide succinct descriptions of each individual’s business experience for the last five years, leaving no ambiguities or gaps of time. For example, please indicate the period during which (i) Mr. Croteau served as MedSource’s Senior Vice President of Corporate Development, (ii) Mr. DeSantis served as Global Director of Human Resources at American Standard Companies, Inc. and (iii) Mr. Konsin served as Vice President, General Manager for Smith & Nephew, Inc.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 of Amendment No. 1 to describe the business experience during the past five years as required by Item 401(e) of Regulation S-K.  The Company respectfully advises the Staff that Mr. DeSantis left IMS Health in May 2002 and was in transition between positions until he joined American Standard in January 2003, Mr. Curtis left US Surgical/Tyco healthcare in November 2002 and was in transition between positions until he joined the Company in April 2003, and that Mr. Freeman retired from Quest Diagnostics in December 2004 and came out of retirement to join KKR in May 2005.

18.                                 Please clarify Mr. Curtis’ business experience during November 2002 and April 2003.

We refer the Staff to our response to comment 17 above.

Director Compensation, page 87

19.                                 If known, please disclose the amount of the cash compensation that you intend to pay to your non-management directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

Principal Stockholders, page 91

20.                                 Please tell us how you calculated the number of shares beneficially owned by your directors and executive officers as a group as indicated in the last row of your table.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1.  The Company respectfully advises the Staff that the previous disclosure did not include 122,200,000 shares that may be deemed to be beneficially owned by certain directors due to their affiliation with KKR Millennium GP LLC and Bain Capital, two of the Company’s principal stockholders.  The previous disclosure of 3,720,439 shares included only the shares of common stock underlying outstanding stock options of the Company’s executive officers that are exercisable within 60 days of November 22, 2005.

Certain Relationships and Related Party Transactions, page 94

21.                                 Please disclose the transactions described under “Management Bonus Plan” on page 89.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

Description of Other Indebtedness, page 96

Senior Secured Credit Facility, page 96

22.                                 You indicate that your description of the senior facility does not purport to be complete. Please confirm that you have described all material terms of the senior facility.

In response to the Staff’s comment, the Company confirms that all material terms of the senior facility have been described.

The Exchange Offer, page 99

Expiration Date; Extensions; Amendments, page 101

23.                                 As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the exchange offer. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14e-l(a). See Rule 14d-1(g)(3). Also please confirm that the expiration date will be included in the final prospectus disseminated to the notes holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Company confirms that the exchange offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14e-1(a).  The Company also confirms that the expiration date will be included in the final prospectus disseminated to the note holders and filed pursuant to the applicable provisions of Rule 424.

24.                                 We note your disclosure in the first bullet point that you reserve the right to “delay accepting for exchange any outstanding notes.” Please clarify the circumstances under which you would delay acceptance and confirm to us that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please make that clear.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1 to clarify that the Company reserves the right to delay accepting for exchange any outstanding notes due to an extension of the exchange offer.  The Company confirms that any such delay will be consistent with Rule 14e-1(c).

25.                                 We note your disclosure in the third bullet point that you reserve the right to “amend the terms of the exchange offer in any manner.” Please revise to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period so that at least five business days remain in the exchange offer following notice of the material change.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1.

Certain Conditions to the Exchange Offer, page 102

26.                                 We note your disclosure in the first sentence of the first paragraph that you “will not be required to “accept for exchange” any outstanding notes and may terminate the exchange offer “before accepting any outstanding notes for exchange” if any of the conditions specified in your bullet point list exist. Because “acceptance” occurs after the expiration of the offer, the ability to assert a condition before acceptance is improper because it implies that the condition could be asserted after the expiration of the exchange offer. As such, please revise your disclosure so that it is clear that all offer conditions, except those related to the receipt of governmental regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely before acceptance of the outstanding notes for exchange.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1. In addition, the Company respectfully advises the Staff that, other than effectiveness of the Registration Statement, there are no governmental regulatory approvals necessary to consummate the exchange offer.

27.                                 We note your disclosure in the first paragraph that you will not be required to accept notes for exchange if in “[y]our reasonable judgment” any of the conditions specified in your bullet point list exist. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

28.                                 We note your disclosure in the last sentence of the second paragraph that you will return any outstanding notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes “promptly” upon expiration or termination of the exchange offer, as applicable. Please revise your disclosure here and throughout your prospectus as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.  The Company respectfully advises the Staff that this sentence does not appear elsewhere in the prospectus.

Withdrawal of Tenders, page 106

29.                                 Your disclosure in this section, that outstanding notes may be withdrawn at any time prior to the expiration date, appears to be inconsistent with your related disclosure in Section 2 of the Instructions to the Letter of Transmittal filed as Exhibit 99.1, which indicates that a tender of notes may be withdrawn at any time prior to the expiration date, if not yet accepted. Please revise your document so that the disclosure and the instructions in the Letter of Transmittal are consistent.

In response to the Staff’s comment, the Company has revised the disclosure in Section 2 of the Instructions to the Letter of Transmittal filed as Exhibit 99.1.

United States Federal Income Tax Consequences Of The Exchange Offer, page 171

30.                                 Please revise your statement on page 171 that persons considering the exchange of outstanding notes for exchange notes “should consult” their own tax advisors. Because such persons may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

In response to the Staff’s comment, the Company has revised the disclosure on page 174 of Amendment No. 1.

Index to Financial Statements, page F-1

31.                                 Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company confirms that audited financial statements for the period ended December 31, 2005 are not available and acknowledges that Rule 3-12 of Regulation S-X will require the financial statements to be updated if the Registration Statement is not declared effective on or before February 14, 2006.

Accellent_Inc. Consolidated Financial Statements for the year ended-December 31, 2004 Consolidated Statements of Stockholder’s Equity, page F-6

32.                                 We note significant differences in the additional paid in capital and retained earnings balances presented in this filing compared to your Form 10-K filed on March 15, 2005. Please tell us the nature of these differences and the circumstances that resulted in the significant adjustments to your statement of stockholder’s equity, Additionally, tell as how you considered whether you should amend your form 10-K to reflect these adjustments.

In response to the Staff’s comment, the Company respectfully advises the staff that the Form 10-K was filed for its direct, wholly owned subsidiary, Accellent Corp., which has a different capital structure.  The Company respectfully submits that Accellent Corp. need not amend its Form 10-K since the contributions of capital in the form of permanent equity from Accellent Inc. to Accellent Corp. were correctly recorded by Accellent Corp. as additional paid-in capital.

Accellent Inc. Condensed Consolidated Financial Statements for the nine months ended September 30, 2005

Note 2. Acquisitions, page F-48

33.                                 As the aggregate amount assigned to goodwill and other intangible assets resulting from the acquisitions of MedSource and Campbell is significant in relation to the aggregate cost of the acquired entities, please revise to include all of the disclosures required by paragraphs 51(b) and 52 of SFAS 141. Refer to paragraph 53(d) of the Standard for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure in note 2 to the audited consolidated financial statements for the period ended December 31, 2004 beginning on page F-14 and note 2 to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2005 beginning on page F-49.

Note 3. Restructuring, page F-51

34.                                 Please tell us about the adjustments to planned plant closure and severance costs for the MedSource integration and what events or circumstances resulted in these adjustments.

The Company recorded certain MedSource integration costs as part of the costs to acquire MedSource in accordance with the guidance established by EITF 95-3.  As of the acquisition consummation date, the Company began to assess and formulate a plan to exit certain MedSource activities including the closure of 5 manufacturing facilities and the elimination of certain administrative positions.  The Company developed and approved closure plans for each operation within a year of the acquisition consummation date.

While developing the detailed closure plans, the Company determined that one facility identified as a closure site would likely not be closed due to the nature of product manufactured at that site and the expected costs and benefits to transfer production to another manufacturing location.  The Company reduced the integration accrual by approximately $3.0 million to eliminate the costs to close this facility.

The initial accrual for integration costs was based on estimated facility closure dates based on preliminary estimates of time to transfer production activities.  The completion of more detailed closure plans caused a revision in the projected closure dates to later dates.  The revised closure dates resulted in lower projected costs to exit leased facilities, which reduced the accrual for integration costs by approximately $0.7 million.

One of the facilities closed in the MedSource acquisition was located in Navojoa, Mexico.  This facility was operated under a contract with a third party.  The third party employed all production staff and leased the manufacturing facility to MedSource.  The original integration accrual included an estimate of approximately $0.6 million to cancel this contract.  The final settlement to cancel this contract was approximately $0.3 million, which resulted in a reduction of the integration accrual of $0.3 million.

During the nine months ended September 30, 2005, the Company has recorded aggregate reductions to the MedSource integration accrual of $4.3 million, which include the $4.0 million in reductions described above.  Reductions in the integration accrual are recorded as reductions of amounts allocated to goodwill for the acquisition of MedSource in accordance with the requirements of EITF 95-3.

Unaudited Pro Forma Condensed Combined Financial Statements, page P-1

35.                                 Please revise your discussion of pro forma information to clearly disclose your accounting for the acquisition of the majority of your capital stock by affiliates of Kohlberg Kravis Roberts & Co. L.P., and entities affiliated with Bain Capital. Please refer to the accounting literature upon which you relied.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-2 and P-3 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet, page P-3

36.                                 Revise footnotes (a) and (c) to clearly indicate how the estimated fair value of the assets and liabilities acquired was determined. For example, revise to discuss how the fair value of each of the intangible assets was determined. You should also clarify the nature of the “other intangible assets” discussed in footnote (c).

In response to the Staff’s comment, the Company has revised the disclosure on pages P-2, P-3, P-5 and P-6.

37.                                 Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded. Revise to disclose when the allocation is expected to be finalized. In addition, disclose all significant assumptions used in the valuation of your assets and liabilities discussed on page P-2.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-2 and P-3 to disclose the significant assumptions used.

The Company is not aware of any material modifications to the purchase price allocation based on the preliminary valuation studies available.  However, the Company is aware of the correction of a mathematical calculation error in the financial statements of MTG for the nine months ended September 30, 2005, which increased inventory and decreased cost of goods sold by $349,934.  The restated financial statements are included in Amendment No. 1.  The pro forma amounts in Amendment No. 1 have been revised to reflect the MTG restatement.

38.                                 Regarding your disclosures in footnote (c), please provide details of the reasons for the significant amounts allocated to intangibles and the specific factors that contributed to a purchase price that results in the recognition of significant amounts of goodwill.

In response to the Staff’s comment, the Company has revised the disclosure on page P-7.

39.                                 Refer to footnote (c). The amount disclosed as the adjustment to customer relationships and other intangible assets appears to be the pro forma as adjusted balance of $279,500 rather than the amount of the pro forma transaction adjustment of $181,906. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page P-7.

40.                                 Regarding the adjustments related to the Transaction, tell us why you have not recorded a fair value adjustment to property and equipment, net.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has in excess of 10,000 individual fixed assets which will be assessed and valued in connection with the Transaction.  This valuation is not yet complete.  The Company is not aware of a material adjustment based on the preliminary status of the fixed asset valuation.  The fixed asset valuation will be complete when the Company issues its audited financial statements for the year ended December 31, 2005.

Unaudited Pro Forma Condensed Combined Statement of Operations, page P-7

41.                                 Please crosscheck your footnote indicators from your pro forma condensed combined statements of operations to your footnotes. It appears as though some of the footnotes are not correct or are missing. For example, it appears that the (a) footnote under cost of sales for the twelve months ended December 31, 2004 should be footnote (b).

In response to the Staff’s comment, the Company has revised the disclosure on page P-9 and P-10.

42.                                 Refer to footnotes (c) and (g). Please revise to discuss the basis for the estimated useful lives for intangible assets. In addition, clarify the basis for the trademark and trade names being an indefinite lived asset.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-11, P-12 and P-13.

43.                                 We reference footnote (j). Please clarify to what accounting period this footnote relates. If the footnote only relates to the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2004, please provide a similar discussion for each period presented or tell us why no adjustments are necessary for these periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-14 and P-15.

44.                                 We note from footnote (j) that you expect to record a charge for in-process research and development. Please disclose the following:

•                  the nature of each of the in-process research and development projects acquired;

•                  their stage of completion;

•                  the estimated costs and timing to complete the projects and;

•                  the period in which material net cash inflows from these projects are expected to commence.

Please also provide specific disclosure of how the estimated fair value of these projects was determined, the discount rate and other significant assumptions used in the valuation.

In response to the Staff’s comment, the Company has revised the disclosure on page P-15.

Part II of Registration Statement

Exhibit 5.1- Legality Opinion

45.                                 You should not file a legal opinion that assumes conclusions of law that are a necessary requirement for the opinion given. As such, please revise to remove the assumptions included in the fourth paragraph of the opinion with respect to the Company, the Annex II Entities, the Guarantors and the Exchange Securities.

In response to the Staff’s comment, Simpson Thacher & Bartlett LLP has revised its opinion to remove the assumptions in the fourth paragraph.  In order to remove the assumptions, Simpson Thacher & Bartlett LLP’s opinion relies on several opinions of local counsel, each of which has been filed as Exhibits 5.2 through 5.7 to Amendment No. 1.

Exhibit 99.1- Letter of Transmittal

46.                                 We note the statement in the last sentence of the second paragraph on page 4 that “[t]he undersigned has read and agrees to all of the terms of the Exchange Offer,” Please delete this statement.

In response to the Staff’s comment, the Company has deleted the last sentence of the second paragraph on page 4 of Exhibit 99.1.

* * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Dominique Schulte at 212-455-2279 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Accellent Inc.
Stewart A. Fisher